EXHIBIT 28


                                                           Thomas H. Neuschaefer
                                                           (715) 345-4427

                                                           Kenneth F. Csinicsek
                                                           (715) 345-4352

NEWS RELEASE:

                     FIRST FINANCIAL CORPORATION ANNOUNCES
                            STOCK REPURCHASE PROGRAM

   STEVENS POINT, WISCONSIN, October 16, 1996 ... First Financial Corporation (NASDAQ/NMS: FFHC) announced today that it intends to repurchase up to 1,500,000 shares (approximately 5%) of its outstanding common stock from time to time over the next 6 months in open market and privately negotiated transactions. Under the Program no shares knowingly will be purchased from officers or directors of First Financial or from persons who hold in excess of five percent of its outstanding shares of common stock.

   John C. Seramur, First Fincinal's President and Chief Executive Officer stated: "The Board of Directors considers First Financial stock to be an attractive investment. Its objective in authorizing the repurchase program is to increase earnings per share and return on shareholder's equity of those shares of First Financial stock that remain outstanding after the repurchases."

   First Financial, which presently has 29,915,306 shares of common stock outstanding, is headquarterd in Stevens Point, Wisconsin. The principal business of First Financial is the business of its banking subsidiary, First Fincial Bank. As of September 30, 1996, First Financial reported total assets of $5.6 billion and stockholders equity of $401 million. First Financial operates 128 consumer banking offices throughout Wisconsin and Illinois.

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